File No. 73-00049


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                                    FORM U-57



                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


                         Hidroelectrica Alicura S.A c/o
                              Southern Energy, Inc.
                         900 Ashwood Parkway, Suite 500
                             Atlanta, Georgia 30338

                 (Name of company or companies claiming foreign
                        utility company status and their
                                business address)



                     The Commission is requested to address
                               communications to:


Marce Fuller, President                          John D. McLanahan, Esq.
 Southern Energy, Inc.                              Troutman Sanders
  900 Ashwood Parkway                          600 Peachtree Street, N.E.
       Suite 500                                       Suite 5200
Atlanta, Georgia  30338                       Atlanta, Georgia  30308-2216

1. Name of the entities claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural of manufactured gas. Identify each company that holds an interest in the foreign utility company and describe the interest held.

                          Hidroelectrica Alicura S.A .
                            c/o Southern Energy, Inc.
                         900 Ashwood Parkway, Suite 500
                             Atlanta, Georgia 30338

         Southern Energy, Inc. ("SEI"), a wholly-owned subsidiary of The Southern Company, a registered holding company, on behalf of Hidroelectrica Alicura S.A . ("Alicura"), a corporation organized under the laws of Argentina, claims exemption for Alicura as a "foreign utility company" pursuant to Section 33(a) of the Act. SEI indirectly owns 55% of the issued and outstanding shares of common stock of Alicura, with the remainder held by the government of Argentina, certain of its political subdivisions, and less than 5% by employees of Alicura. Alicura owns the Alicura hydroelectric complex in the provinces of Neuquen and Rio Negro, Argentina. The complex is located on the Limay River and uses the Negro Basin. The complex is approximately 33 kilometers from the city of San Carlos de Bariloche. The size of the dam is 850,000 meters long with a total volume of 13,000,000 cubic meters. The installed generating capacity is 1,000 MW consisting of four generating units. Notice of the Foreign Utility Company status of Alicura was previously filed prior to the adoption of Rule 57, on or about August 17, 1993. This new electronic filing is made for the convenience of the Commission.

2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company.


         The claimant is an associate company of the following domestic public-utility companies:

                              Georgia Power Company
                              Alabama Power Company
                            Mississippi Power Company
                               Gulf Power Company
                     Mobile Energy Services Company, L.L.C.
                       Savannah Electric and Power Company
                      Southern Electric Generating Company

         The top registered holding company of the above associate public-utility companies is The Southern Company. None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with the Foreign Utility Company, and no such investment or contractual relationship is contemplated.

                                    EXHIBIT A
                                  Inapplicable

                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                             By /s/Sammuel H. Dabbs, Jr.

                                                Samuel H. Dabbs, Jr.
                                                Assistant Secretary
                                                Southern Energy, Inc.

Date:  February 15, 2000